MAIL STOP 7010
										April 21, 2006

Gregory E. Hyland
Chief Executive Officer
Mueller Water Products, Inc.
4211 W. Boy Scout Blvd.
Tampa, FL 33607
(813) 871-4811


Re:	Mueller Water Products, Inc.
      Form S-1
	File No. 333-131536
	Filed March 31, 2006
		Form 10-Q/A for the Fiscal Quarter Ended December 31,
2005

Dear Mr. Hyland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose all the omitted information in your document.
Please note that we may have additional substantive comments once you have completed the missing information.

Prospectus Summary, page 1

2. We note your response to comment 7 of our March 2, 2006 letter that your market position information is based on management`s estimates. However, please specify the measures used by management to determine the market position presented in the chart. Please specify what management estimated.

Relationship with Walter Industries, page 9

3. Please avoid using embedded lists of information in your disclosures. For example, revise the third and fourth sentences to break out this information into bullet points.

4. In the second full paragraph, please briefly describe the allocation of business opportunities.

Risk Factors, page 21

5. We note your response to comment 13 of our letter dated March
2,
2006. Please revise to also avoid the term "adversely impacted" in the subheading of your last risk factor on page 22.

Environmental, health and safety laws. . . , page 27

6. In the third paragraph, you repeat much of the information disclosed in the preceding risk factor concerning Tyco`s indemnification. Please revise to eliminate repetition.

Compliance with internal control reporting..., page 29

7. Please delete the last paragraph added to this section as it duplicates the following risk factor.

Debt Service, page 87

8. Please disclose the actual financial covenant leverage ratios and minimum coverage of interest expense for the 2005 Mueller Credit
Facility.

Description of Certain Indebtedness, page 144

9. In the italicized paragraph that precedes this section, please delete the language that your description is "qualified in its entirety by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. Please make similar revisions on page 121 in the first paragraph under "2006 Stock Incentive Plan," page 125 in the first paragraph under "2006 Employee Stock Purchase
Plan," page 127 in the first paragraph under "Section 162(m) Incentive Compensation Plan," and page 137 in the first paragraph under "General" in your "Description of Capital Stock."
Unaudited Pro Forma Condensed Combined Financial Statements, page
42

Note 2 - Acquisition, page 45

10. Please revise your disclosure to include the amount of the fair value adjustment for the debt assumed at October 3, 2005.

Note 4 - Pro Forma Adjustments, page 48

Adjustment (b)

11. Please explain to us why you are removing $3.1 million of seller transaction expenses.

Adjustment (c)

12. Please tell us what interest rate you used to derive pro forma interest expense for the 2005 Mueller Credit Agreement.

13. Please tell us whether your adjustment reflects the elimination of interest expense related to both the 2004 Mueller Credit
Agreement
and the second priority senior secured floating rate notes, both of which were retired by use of the proceeds of the 2005 Mueller
Credit
Agreement.

Pro Forma Adjustment (f)

14. Please tell us why you have eliminated the amortization of the inventory fair value adjustment of $58.4 million.

Adjustment (g)

15. We note that you have reflected the tax effect of your pro forma adjustments using rates other than the statutory rate. The tax effect on your adjustments should be calculated with respect to the statutory rate in effect during the period presented in your pro forma statement of operations. In this regard, please revise your pro forma statement of operations to tax effect your adjustments at the statutory rate or tell us why you used rates other than the statutory rates. In addition, please tell us how you determined your statutory rate to be 40% in adjustment (d).

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2005

Note 15 - Commitments and Contingencies, page 24

16. We have read your response to prior comment 61 and note your revisions to note 15. With respect to the putative class action lawsuit alleging property damage and personal injury related to the environmental matter at the Anniston, Alabama site; please explain to us why you have "not yet formed a view with respect to the probability of liability".

Closing Comments

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or in his absence John Cash at (202) 551-3768, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Lesli
Sheppard at (202) 551-3708 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director


cc:	Vincent Pagano, Jr., Esq.
	Igor Fert, Esq.
	(212) 455-2502
Gregory E. Hyland
Mueller Water Products, Inc.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE